UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2018

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K (and the exhibits) are hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 8, 2018, Can-Fite BioPharma Ltd. (the” Company”) re-issued its consolidated financial statements for the year ended December 31, 2017 as a result of the Company’s change in its functional and presentation currency to the U.S. dollar from the New Israeli Shekel (“NIS”) effective January 1, 2018. This change was based on an assessment by Company management that the U.S. dollar is the primary currency of the economic environment in which the Company operates.

The consolidated financial statements attached hereto were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reported in U.S. dollars. Such financial statements and accompanying Operating and Financial Review and Prospects attached hereto replace the consolidated financial statements, which were issued by the International Accounting Standards Board, and reported in NIS, and the Operating and Financial Review and Prospects included in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2018.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Consolidated Financial Statements as of December 31, 2017.

99.2	Operating and Financial Review and Prospects as of December 31, 2017.

99.3	Consent of Independent Registered Accounting Firm.

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Exhibit Index

Exhibit No.	Description

99.1	Consolidated Financial Statements as of December 31, 2017.

99.2	Operating and Financial Review and Prospects as of December 31, 2017.

99.3	Consent of Independent Registered Accounting Firm.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: August 8, 2018	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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